UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Announces its Decision to Discontinue its LFP Cathode Active Material Activities

 Item 1

ICL Announces its Decision to Discontinue its LFP Cathode Active Material Activities

Further to the Company’s immediate reports dated October 19, 2022, January 16, 2025, and October 9, 2025 (Reference Nos. 2022-02-127921, 2025-02-004970, and 2025-02-074718, respectively), the Company hereby reports that, as part of a comprehensive strategic review of its operations, and its efforts to focus its activities on strategic growth drivers and to optimize its core businesses, on November 11, 2025, the Company decided to discontinue its operations in the United States related to the establishment of a lithium iron phosphate (“LFP”) cathode active material production facility. In addition, in a joint decision with Shenzhen Dynanonic Co, Ltd., the Company also decided to terminate the joint venture agreement for the establishment of an LFP cathode active material production facility in Spain.

This decision follows the U.S. Department of Energy’s (DOE) announcement, as reported on October 9, 2025, regarding its decision to discontinue funding for the construction of the facility in St. Louis, U.S. The DOE’s decision was part of a broader decision to cancel eligibility for continued funding of numerous projects, including in the renewable energy sector, and in light of absence of funding from the European Union to establish an LFP cathode active material production facility in Spain. The lack of such funding comes alongside global developments in the electric vehicle market that indicated lower demand levels than initially forecasted, as well as regulatory changes, including in the U.S. and China, that affected the projects’ economic feasibility, in addition to high required capital investments and significant operating costs.

The Company notes that it will continue to develop its existing activities related to the supply of raw materials to the battery materials market.

Accordingly, in the financial statements for the fourth quarter of 2025, the Company expects to record a write-off of assets in the total amount of approximately $40 million (net of tax).

For additional information, see also Item 4 – Information on the Company – B. Business Overview, and additional sections of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed on March 13, 2025.

Forward-Looking Statements

This report contains forward-looking statements. Such statements often use forward-looking terminology, including, but not limited to, the words “assess,” “evaluate,” “potential,” “may,” “expect,” and similar expressions. Forward-looking statements appear in this report and include, among other things, statements regarding market conditions, the economic feasibility of the project, estimated capital expenditures related to the cessation of operations, as well as the Company’s expectations regarding the continuation of its activities related to the supply of raw materials to the battery materials market and the further development of this market going forward. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the Company’s management as of the date of this report. These statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied by such forward-looking statements due to various factors, including, among others: estimates, forecasts and statements regarding management’s expectations concerning, among other things, construction and other related costs associated with production facilities, business and financial prospects, financial multiples and growth estimates, future trends, plans, strategies, positioning, objectives and expectations, general economic, market and business conditions, supply chain and logistics disruptions, growth in the energy storage and electric vehicle sectors, global unrest and conflicts, regulatory and governmental requirements and actions by governmental authorities across relevant geographies, including changes in government policy, changes in environmental, tax or other laws and regulations and their interpretation, and war or acts of terror and/or political, economic and military instability in Israel and its region, resulting disruptions to our supply and production chains. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this report concerning the timing of any transaction, or other specific risks and uncertainties facing the Company, including those described in the “Risk Factors” section of its Annual Report on Form 20-F filed on March 13, 2025, as such risk factors may be updated from time to time in the Company’s periodic reports and public filings on Form 6-K and other reports filed with the U.S. Securities and Exchange Commission. Forward-looking statements refer only to the date they are made, and the Company undertakes no obligation to update them in light of new information or future developments, or to publicly release any revisions to these statements in order to reflect subsequent events or circumstances, or to reflect the occurrence of unanticipated events.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: November 12, 2025

Investor and Press Contact - Israel Adi Bajayo ICL Spokesperson +972-52-4454789 Adi.Bajayo@icl-group.com	Investor and Press Contact - Global Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: November 12, 2025